UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Rune Holdings, LLC

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   Colorado

   Date of organization
   January 17, 2023

Physical address of issuer
1007 Pearl St. STE 252, Boulder, CO 80302

Website of issuer

www.confluence-cre.com

Name of intermediary through which the Offering will be conducted

HMX-Hospitality Multiple

CIK number of intermediary

0001879158

SEC file number of intermediary

86-3316789

CRD number, if applicable, of intermediary

318458

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

6.0% of the amount raised and $0.00

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

Name of qualified third party "Escrow Agent" which the Offering will utilize

North Capital

Type of security offered

Class D Units LLC/Membership Interests

Target number of Securities to be offered

12,500

Price (or method for determining price)

$80.00

Target offering amount

$1,000,000.00

Oversubscriptions accepted:

☑   Yes

☐   No

Oversubscriptions will be allocated:

☐   Pro-rata basis

☐   First-come, first-served basis

☑   Other: at the Company's discretion

☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
July 31, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$5,500,000.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$3,200,000.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Colorado

April 21, 2023

FORM C

Up to $5,000,000.00

Rune Holdings, LLC

Class D Units LLC/Membership Interests

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Rune Holdings, LLC, a Colorado Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Class D Units LLC/Membership Interests of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $1,000,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $10,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through HMX-Hospitality Multiple (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

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	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$10,000.00	$0	$10,000.00
Aggregate Minimum Offering Amount	$1,000,000.00	$60,000.00	$940,000.00
Aggregate Maximum Offering Amount	$5,000,000.00	$300,000.00	$4,700,000.00

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at not applicable no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is April 21, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

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3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN

FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE

REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS

OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

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Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

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ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: not applicable

The Company must continue to comply with the ongoing reporting requirements until:
1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity

to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not

changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Rune Holdings, LLC (the "Company") is a Colorado Limited Liability Company, formed on January 17, 2023.

The Company is located at 1007 Pearl St. STE 252, Boulder, CO 80302.

The Company's website is not applicable.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Property

Property name	Address	Property type
Rune Hotel	1725-1739 Pearl St. Boulder, CO 80302	Commercial/Mixed Use

The Offering

Minimum amount of Class D Units LLC/Membership Interests being offered	12,500
Total Class D Units LLC/Membership Interests outstanding after Offering (if minimum amount reached)	12,500
Maximum amount of Class D Units LLC/Membership Interests	62,500
Total Class D Units LLC/Membership Interests outstanding after Offering (if maximum amount reached)	62,500
Purchase price per Security	$80.00
Minimum investment amount per investor	$10,000.00
Offering deadline	July 31, 2023
Use of proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 30 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The property is being developed and has not yet been constructed.

Although the key personnel of the Company have been successful separately in their respective careers in hospitality, and specifically in restaurants, the Company is a newly formed entity with no operating history upon which to base an investment evaluation. The Company's ability to successfully execute its business plans is subject to the risks inherent to any emerging business enterprise. There can be no assurance that the Company's execution of the its plans will generate sufficient revenues to achieve or maintain profitability. If the Company's execution of its plans is unsuccessful, the investors could suffer a loss of all or a substantial portion of their investments.

unsuccessful, the investors could suffer a loss of all or a substantial portion of their investment.

The Company's success depends on the experience and skill of the Managers, its executive officers and key employees.
In particular, the Company is dependent on Adam Wertz and Danielle Borden, who are the Managers of the Company. Additionally, the head chef and sommelier (the Lockwoods) are key partners in the business. The loss of Adam Wertz or any Manager, or the Lockwoods could harm the Company's business, financial condition, cash flow and results of operations.

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The property is under development and construction has not yet commenced.

The Company may experience delays in construction or unexpected construction costs, including supply chain problems, that will increase the funds required to complete the project.

The Company will engage third-party consultants and contractors to perform professional services related to the build out of the Project. The Company will rely on and be subject to the goodwill and continued performance of such consultants and contractors. If any consultants or contractors have unforeseen failures, delays or cost increases, the Company could be adversely affected by increased costs, delays, loss of revenue and/or loss of market opportunities.

We are subject to risks that affect the retail and hospitality environment, including adverse weather conditions and natural disasters, which could negatively affect consumer spending and adversely affect our operations.

This could have an unfavorable effect on our operations and our ability to attract customers. For example, frequent or unusually intense inclement weather or natural disasters could prevent customers from reaching our hotel, reducing profitability and harming our business. Similarly non-seasonal weather could inhibit our ability to determine consumer demand, reducing profitability and harming our business.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally, as well as international economic conditions. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for luxury hotel experiences. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect the hospitality business.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak. The Company will be operating a hotel and restaurant, which business types were severally impacted by the Covid-19 outbreak. Another

similar outbreak could have significant impacts on our business.

While the Company believes that the project complements the choices available to consumers in the general vicinity, there is no assurance that other hospitality venues in the general vicinity will not pose a significant competitive threat.

Other hospitality concepts in the general vicinity could potentially turn out to be more popular than our hotel.

The financial projections set forth in the Business Documents reflect and contemplate that the Company may require additional working capital or financing to execute the plans.

If the Company is unable to obtain such financing, the Company may be unable to fully execute the plans. If the Company elects to obtain such additional working capital, it may not be available except upon terms that are superior to the terms and conditions related to this Offering. The Company can provide no assurance that additional capital or other financing will be available or, if available, that it will be available on terms acceptable to the Company. If adequate capital or other financing is not available on terms acceptable to the Company, the Company may be required to curtail its plans which will have a material and adverse effect on the Company's ability to meet the financial projections of the Company and completion of the project.

Risks Related to the Securities

The Class D Units LLC/Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Class D Units LLC/Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class D Units LLC/Membership Interests. Because the Class D Units LLC/Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class D Units LLC/Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Class D Units LLC/Membership Interests may also adversely affect the price that you might be able to obtain for the Class D Units LLC/Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 94.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors

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under Colorado law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes

If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount

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distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability

The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management

Our Managing Member has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Colorado law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service

Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which

would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the

Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

The Company has 1 material properties, each described below.

Description of the Property

The Rune Hotel was acquired on 2017-04-04 and the following material improvements have been made since that time:
Since acquisition the Company has engaged architects and gone through the entitlement process and has an approved Site Development plan from the City of Boulder. Construction of the hotel will commence after the building permit is obtained.

Property Manager

The Company self manages the property.

Property Revenue

The Company will generate revenue from food & beverage sales as well as revenue from hotel bookings. The Company expects to generate revenue in mid-2025.

Property Condition

The property will be redeveloped into a 28,000 sq ft, 3 story hotel with 3 food & beverage concepts, a gourmet marketplace, library lounge, speakeasy and a bathhouse.

City of Boulder Site Development approval has already been obtained. The Company must obtain a building permit which is in process.

Competition

The property is located in the heart of downtown Boulder, CO on 17th and Pearl and only two blocks from Boulder's historic downtown walking mall. Boulder is a popular destination and has limited availability of luxury accomodation.

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Financing

The development will require construction and permanent commercial financing

Tenants

The current occupancy rate of the property is 0.0%. The average dollar amount of monthly rent revenue for Rune Hotel for the past year is $0.00

Regulation

Rune Hotel is subject to the following regulations

Government agency	Type of approval	Application Date
City of Boulder	Site Review-Development Agreement	September 28, 2020

The hotel will required to comply with all existing regulations related to operations of a hotel and restaurant.

There are no particular extra compliance costs.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in Rune Hotel and the percentage owned:

Name	% owned
1727 Pearl Boulder, LLC	100.0%

Other Property Information

Business Plan

The project is the development of a luxury culinary hotel. The Company will operate a boutique

The project is the development of a luxury culinary hotel. The Company will operate a boutique hotel development located on downtown Boulder's famous Pearl St. It will be a tranquil escape in the sandstone Flatirons of Boulder, Colorado, and a sacred renascence of the guests. It will have one-of-a-kind culinary experiences rooted in transformative wellness which are curated by 3-star Michelin chef Brian Lockwood and which will lead the mind, body, and spirit to goodness. The architecture of Rune Hotel will be neither traditional, nor modern—it will be rooted in something more ancient. The forms and materials that will be used will be clear and earthen, reflecting the sedimentary, tidal past of Boulder's high plains and rocky slopes. Our target market is the luxury and culinary tourism market with a sub-focus on transformative wellness.

Guests desiring genuine hospitality and personalized experiences will be our nucleus of customers. At the core, the project is rooted in sustainability. The culinary concepts will be designed and curated for cross utilization of products to maximize utilization, reduce waste, and increase margins. The Company will source the best of land and sea, from people and places we know, who unequivocally share our values of sustainability and ethical treatment of living things.

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
Navy Jane Hospitality, LLC	Hospitality Management Co, specializing in Restaurants and Boutique Hotels	1	$0.05

Litigation

Intellectual Property
The Company is dependent on the following intellectual property: None

Other

The Company conducts business in Colorado.
The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
1727 Pearl Boulder, LLC	Limited Liability Company	Colorado	April 18, 2019	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own

industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$60,000	4.80%	$240,000
Estimated Attorney Fees	1.00%	$10,000	1.20%	$60,000
Future Wages	0.00%	$0	12.00%	$600,000
General Working Capital	43.00%	$430,000	36.00%	$1,800,000
Architecture/Engineering/Design-Soft Costs	5.00%	$50,000	24.00%	$1,200,000
Permits & Fees	45.00%	$450,000	22.00%	$1,100,000
Total	**100.00%**	**$1,000,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.
The Company will prioritize finalizing completion of architecture, engineering and design drawings for construction permit submittal. Funds will be used for permit and application fees upon submission of the construction permit, as well as service provider fees (attorneys, accountants). Thereafter funds will be used for general working capital and construction, with any remaining capital will be utilized for salaries/wages.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: As determined by Board of Managers vote in accordance with the operating agreement. .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

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Name

Adam Wertz

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Title: Co-Founder, Manager Start Date: 1/17/23-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Manager Responsibilities: Business oversight, development and management 1/17/23- Present

Education

B.A. University of Colorado

Name

Danielle Bordon

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, Manager, 1/17/2023 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Management of the Company, branding, marketing 1/17/2023- Present

Education

B.A. University of Colorado

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Adam Wertz

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Title: Co-Founder, Manager Start Date: 1/17/23-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Manager Responsibilities: Business oversight, development and management 1/17/23- Present

Education

B.A. University of Colorado

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Colorado law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in N/A.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
N/A	N/A		

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Units LLC/Membership Interests
Amount outstanding	551,010
Voting Rights	Full voting rights
Anti-Dilution Rights	none
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Class D Units will not have voting rights. The holders of Class A Units control the Company.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Sprague Family Trust
Amount outstanding	$100,000.00
Interest rate and payment schedule	8%, no payments until conversion or maturity
Amortization schedule	none
Describe any collateral or security	none
Maturity date	December 31, 2025
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Sleep Therapeutics LLC Defined Benefit Pension Plan FBO Adam Wertz
Amount outstanding	$400,000.00
Interest rate and payment schedule	8% no payments until conversion or maturity
Amortization schedule	none
Describe any collateral or security	none
Maturity date	December 31, 2023
Other material terms	

Type of debt	Notes
Name of creditor	Interim Capital LLC
Amount outstanding	$1,300,000.00
Interest rate and payment schedule	12.5%; Monthly Interest only payments
Amortization schedule	Payment in full at maturity (January 2024)
Describe any collateral or security	Real Property owned by 1727 Pearl Boulder, LLC, a wholly owned subsidiary of the Company.
Maturity date	January 15, 2024
Other material terms	The debtor under the loan is 1727 Pearl Boulder, LLC, a wholly owned subsidiary of the Company.

Type of debt	Notes
Name of creditor	Atlantic National Trust LLC
Amount outstanding	$1,500,000.00
Interest rate and payment schedule	12.5%, monthly interest only payments
Amortization schedule	payment in full at maturity
Describe any collateral or security	Real property
Maturity date	January 17, 2024
Other material terms	The debtor under the loan is 1727 Pearl Boulder, LLC, a wholly owned subsidiary of the Company.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	2	$500,000.00	General operations	January 24, 2023	Rule 506(b)

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is 44,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by a few people and entities. The current owners are: BW Sons & Daughters, LLC (owned by Adam Wertz); Ash Tree Properties, LLC; and Matthew Miller.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
BW Sons & Daughters, LLC	94.0%

Following the Offering, the Purchasers will own 2.0% of the Company if the Minimum Amount is raised and 10.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the following: planning, architectural fees, permit fees, construction costs. We do not anticipate generating revenue until Q1 2025.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following projects: completion of the development of the property.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically completion of the design and permitting phase of the project. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company will complete the design and planning stage soon and will commence construction of the hotel and restaurant as soon as the permit is issued. The Company anticipates completion of construction in mid-2025.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential

Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

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THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 62,500 of Class D Units LLC/Membership Interests for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $1,000,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 31, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securitiesyou must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until [48] hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company uponclosing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which

reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price was determined by calculating the as-completed value of the hotel property upon completion of construction and revenue from operations. The minimum amount that a Purchaser may invest in the Offering is $10,000.00.

The Offering is being made through HMX-Hospitality Multiple , the Intermediary.   The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
6.0% of the amount raised and $0.00

Stock, Warrants and Other Compensation
.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the minimum amount is sold), the Company will have 563,510 membership interests outstanding.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Securities or "Membership Interests." The Company's board of managers determines when and how distributions are made. Distributions are calculated by based on available cash after payment of operating expenses and reasonable reserves. Distributions are apportioned to holders of Membership Interests by first, to Class A and Class B Units, then pro rata to all classes taken as a whole. Distributions are required to be made At the discretion of the Board of Managers. The Membership Interests are entitled to a preferred return. The preferred return on the Membership Interests is equal to Class A and Class B Units will have a preferred return based on a percentage of capital contributed. The amount of the preference has not yet been determined. Class D Units do not have a preferred return. of the amount invested by a holder of Membership Interests and entitles such holder to receive Class A and Class B Units will have a preferred return based on a percentage of capital contributed. The amount of the preference has not yet been determined. Class D Units do not have a preferred return. of the amount invested prior to holders of other equity interests in the Company receiving any distributions. The Company will not be required to make special minimum tax distributions to

holders of Membership Interests, in the event that regular distributions are insufficient to pay such holders' tax liabilities.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each Member's Capital Account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the

Members in a manner consistent with the manner in which distributions will be made to the Members.

Capital Contributions

The holders of Membership Interests are not required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Membership Interests will be able to transfer their Membership Interests with the approval of the Company. All transfers of Membership Interests are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a holder of Membership Interests upon such holder's withdrawal from the Company.

Voting and Control

The Securities have the following voting rights: none

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family

member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Class D Units LLC/Membership Interests.

The Class A and Class B Membership Units will have a preferred return, however the terms of such preference have yet to be determined. There are currently no Class B Units outstanding, however the Company expects to offer Class B Units in the near future.

TAX MATTERS

Introduction

The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a potential purchaser of an Interest in the Company. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on that investor's particular facts and circumstances.

This discussion assumes that Members hold their Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;

- tax-exempt organizations (except to the limited extent discussed in "Tax-Exempt Members" below);

- financial institutions or broker-dealers;

- Non-U.S. holders (as defined below);

- U.S. expatriates;

- subchapter S corporations;

- U.S. holders whose functional currency is not the U.S. dollar;

- regulated investment companies and REITs;

- trusts and estates;

- persons subject to the alternative minimum tax provisions of the Code; and

- persons holding our Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the IRS, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Managing Member has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C.   No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in

effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If

it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats publicly traded partnerships that engage in active business activities as corporations for federal income tax purposes. Publicly traded partnerships include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Managing Member believes that interests in the Company will not be traded on an established securities market. The Managing Member also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the Internal Revenue Service (the "IRS") would not successfully challenge these positions.

Code section 7704(c) provides an exception from treatment as a publicly traded partnership for partnerships 90% or more of the income of which is certain passive-type income, including interest, dividend and capital gain income from the disposition of property held to produce dividend or interest income. While the Company expects to meet this test, no assurance can be given that the Company will satisfy this requirement in each year.

Even if the Company has 10% or more of its income in a year from income that does not qualify as passive-type income, the Company may not be treated as a publicly traded partnership under Code section 7704 by virtue of certain safe harbors from such treatment provided in the Regulations. The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a publicly traded partnership. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. The Offering of Interests will not be registered under the Securities Act. Generally, an entity that owns Interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe harbor if the

avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of Interests that may cause Interests to be treated as not being tradable on the substantial equivalent of a secondary market.

33

Taxation of Operations

Assuming the Company is classified as a partnership and not as an association taxable as a corporation, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Managing Member believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions

The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions. To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or

34

continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes

Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our Securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our Securities.

Taxation of Interests - Other Taxes

The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see "State and Local Taxation" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits

Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation

In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion

Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the Interests as described herein. The taxpayer should seek advice

based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members

Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt

36

organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice

Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Managing Member or its Managing Members, principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues

Disclosure Issues

A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Adam Wertz
Relationship to the Company	Manager and Co-Founder.
Total amount of money involved	$400,000.00
Benefits or compensation received by related person	Sleep Therapeutics LLC is an investor in the Company on the same terms as other investors.
Benefits or compensation received by Company	Investment funds
Description of the transaction	Sleep Therapeutics LLC Defined Benefit Plan purchased Convertible Notes of the Company. Sleep Therapeutics LLC is owned by Adam Wertz.

Securities

Related Person/Entity	Adam Wertz
Relationship to the Company	Manager and Co-Founder.

Total amount of money involved	$400,000.00
Benefits or compensation received by related person	Sleep Therapeutics LLC is an investor in the Company on the same terms as other investors
Benefits or compensation received by Company	Investment funds
Description of the transaction	Sleep Therapeutics LLC Defined Benefit Plan

	purchased Convertible Notes of the Company. Sleep Therapeutics LLC is owned by Adam Wertz.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Adam Wertz
(Signature)

Adam Wertz
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Adam Wertz
(Signature)

Adam Wertz
(Name)

Manager
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Investment Proforma and Project Returns

41

EXHIBIT A

Investment Proforma

and

Project Returns

PEARL ST CULINARY STAY PROJECT
RETURNS WATERFALL - GP/LP

Equity Contributions	%	Amount
General Partner (GP)	10.0%	2,676,277
Limited Partner (LP)	90.0%	24,086,490
Total Equity		26,762,766

Hurdle Rate Method Used:			Promote Structure Incentive		Distribution as %		
Partnership Distribution Assumptions (IRR Hurdles)			Breakdown	GP %	LP %	Notes
Tier 1 (Pref + Return of Capital)	IRR	Up to 10.0% IRR to LP	GP Promote	10.0%	90.0%	Pref prorata to LP/GP, then Pro rata return of capital
Tier 2 (Promote)	> 10.0% IRR to LP	up to 16.0% IRR to LP	20.0%	28.0%	72.0%	Prorata to LP/GP to 10.0%, then 72.0%/28.0% to 16.0%
Tier 3 (Promote)	> 16.0% IRR to LP	up to 20.0% IRR to LP	30.0%	37.0%	63.0%	72.0%/28.0% to 16.0%, then 63.0%/37.0% to 20.0%
Tier 4 (Promote)	> 20.0% IRR to LP		40.0%	46.0%	54.0%	63.0%/37.0% to 20.0%, then 54.0%/46.0% thereafter

Limited Partner (LP) Returns	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Preferred Return	-	-	-	3,538,858	3,849,743	-	-	-	-	-	-
Return of Capital	-	-	-	-	24,086,490	-	-	-	-	-	-
Excess Cash Flow	-	-	-	-	2,152,062	2,810,375	2,773,903	2,822,727	2,838,432	2,708,497	22,154,203
Total LP Distributions	-	-	-	3,538,858	30,088,295	2,810,375	2,773,903	2,822,727	2,838,432	2,708,497	22,154,203
Total LP Contributions	(4,127,187)	(13,517,403)	(6,441,899)	-	-	-	-	-	-	-	-
Total LP Profit	(4,127,187)	(13,517,403)	(6,441,899)	3,538,858	30,088,295	2,810,375	2,773,903	2,822,727	2,838,432	2,708,497	22,154,203

LP IRR	25.9%
LP Equity Multiple	2.9

GP Returns	Year 0	Year 1									
Preferred Return	-	-	-	393,206	427,749	-	-	-	-	-	-
Return of Capital	-	-	-	-	2,676,277	-	-	-	-	-	-
Promote	-	-	-	-	597,795	780,660	1,154,249	1,344,156	1,578,220	2,006,294	16,410,521
Excess Cash Flow	-	-	-	-	239,118	312,264	308,211	313,636	315,381	300,944	2,461,578
Total GP Distributions	-	-	-	393,206	3,940,939	1,092,923	1,462,461	1,657,792	1,893,601	2,307,238	18,872,099
Total GP Contributions	(458,576)	(1,501,934)	(715,767)	-	-	-	-	-	-	-	-
Total GP Profit (Excl. Fees)	(458,576)	(1,501,934)	(715,767)	393,206	3,940,939	1,092,923	1,462,461	1,657,792	1,893,601	2,307,238	18,872,099
Total GP Fees	-	-	-	-	-	-	-	-	-	-	-
Total GP Profit (Incl. Fees)	(458,576)	(1,501,934)	(715,767)	393,206	3,940,939	1,092,923	1,462,461	1,657,792	1,893,601	2,307,238	18,872,099

GP IRR (Incl. Fees)	49.1%
GP Equity Multiple (Incl. Fees)	11.8

PEARL ST CULINARY STAY PROJECT
PROJECT RETURN SUMMARY

Project Year	0	1	2	3	4	5	6	7	8	9	10
Fiscal Year	Mar-23	Mar-24	Mar-25	Mar-26	Mar-27	Mar-28	Mar-29	Mar-30	Mar-31	Mar-32	Mar-33
Cash Flow											
Revenue	-	-	-	25,471,939	28,532,633	30,931,429	32,307,663	33,276,892	34,275,199	35,401,502	36,362,559
Expenses	-	-	-	19,268,917	21,110,056	22,704,616	23,732,896	24,444,919	25,178,266	26,005,701	26,711,623
EBITDA	-	-	-	6,203,022	7,422,577	8,226,813	8,574,766	8,831,974	9,096,933	9,395,801	9,650,936
Reserves	-	-	-	263,750	384,770	420,217	435,104	448,157	461,602	476,767	489,713
NOI	-	-	-	5,939,272	7,037,808	7,806,596	8,139,662	8,383,817	8,635,331	8,919,034	9,161,223
Annual Debt Service	-	-	-	2,007,207	2,007,207	3,903,298	3,903,298	3,903,298	3,903,298	3,903,298	3,903,298
Debt Service Coverage Ratio	-	-	-	3.0	3.5	2.0	2.1	2.1	2.2	2.3	2.3
Cash Flow After Debt Service	-	-	-	3,932,065	5,030,600	3,903,298	4,236,364	4,480,519	4,732,033	5,015,736	5,257,925
Yield on Equity	*0.0%*	*0.0%*	*0.0%*	*14.7%*	*18.8%*	*14.6%*	*15.8%*	*16.7%*	*17.7%*	*18.7%*	*19.6%*
Unleveraged											
Investment	(4,585,764)	(15,019,337)	(33,920,432)	-	-	-	-	-	-	-	-
Cash Flow	-	-	-	5,939,272	7,037,808	7,806,596	8,139,662	8,383,817	8,635,331	8,919,034	9,161,223
Asset Sale	-	-	-	-	-	-	-	-	-	-	94,360,595
Gross Cash Flows	(4,585,764)	(15,019,337)	(33,920,432)	5,939,272	7,037,808	7,806,596	8,139,662	8,383,817	8,635,331	8,919,034	103,521,818
Selling Costs	-	-	-	-	-	-	-	-	-	-	(2,830,818)
Net Cash Flow	(4,585,764)	(15,019,337)	(33,920,432)	5,939,272	7,037,808	7,806,596	8,139,662	8,383,817	8,635,331	8,919,034	100,691,000
YOC	*0.0%*	*0.0%*	*0.0%*	*11.1%*	*13.1%*	*14.6%*	*15.2%*	*15.7%*	*16.1%*	*16.7%*	*188.1%*
IRR	17.2%										
Equity Multiple	2.9										
Leveraged											
Equity Investment	(4,585,764)	(15,019,337)	(7,157,666)	-	-	-	-	-	-	-	-
Cash Flow	-	-	-	3,932,065	5,030,600	3,903,298	4,236,364	4,480,519	4,732,033	5,015,736	5,257,925
Refi Cash Flow (Net)	-	-	-	-	28,998,634	-	-	-	-	-	-
Asset Sale	-	-	-	-	-	-	-	-	-	-	94,360,595
Gross Cash Flow	(4,585,764)	(15,019,337)	(7,157,666)	3,932,065	34,029,234	3,903,298	4,236,364	4,480,519	4,732,033	5,015,736	99,618,520
Loan Pay Downs	-	-	-	-	-	-	-	-	-	-	(55,761,400)
Selling Costs	-	-	-	-	-	-	-	-	-	-	(2,830,818)
Net Cash Flow	(4,585,764)	(15,019,337)	(7,157,666)	3,932,065	34,029,234	3,903,298	4,236,364	4,480,519	4,732,033	5,015,736	41,026,301
YOE		*-327.5%*	*-36.5%*	*14.7%*	*127.2%*	*14.6%*	*15.8%*	*16.7%*	*17.7%*	*18.7%*	*153.3%*
IRR	30.0%										
Equity Multiple	3.8										

PEARL ST CULINARY STAY PROJECT
PROFORMA

Project Year	0	1	2	3	4	5	6	7	8	9	10
Fiscal Year End	Mar-23	Mar-24	Mar-25	Mar-26	Mar-27	Mar-28	Mar-29	Mar-30	Mar-31	Mar-32	Mar-33
Number of Rooms		0	0	14	14	14	14	14	14	14	14
Available Rooms		0	0	5,110	5,110	5,124	5,110	5,110	5,110	5,124	5,110
Occupied Rooms		0	0	3,543	4,050	4,197	4,198	4,198	4,198	4,209	4,198
Occupancy		0.0%	0.0%	69.3%	79.3%	81.9%	82.1%	82.1%	82.1%	82.1%	82.1%
Average Rate		0.00	0.00	1,462.05	1,505.91	1,551.13	1,597.62	1,645.55	1,694.91	1,745.81	1,798.13
Rev PAR		0.00	0.00	1,013.70	1,193.54	1,270.49	1,312.33	1,351.70	1,392.25	1,434.06	1,477.04
Revenue		0	0	25,471,939	28,532,633	30,931,429	32,307,663	33,276,892	34,275,199	35,401,502	36,362,559
Departmental Expenses		0	0	13,825,778	15,151,359	16,357,368	17,131,257	17,645,194	18,174,550	18,771,833	19,281,380
Departmental Profit		0	0	11,646,161	13,381,275	14,574,061	15,176,406	15,631,698	16,100,649	16,629,670	17,081,178
Margin		*0.0%*	*0.0%*	*45.7%*	*46.9%*	*47.1%*	*47.0%*	*47.0%*	*47.0%*	*47.0%*	*47.0%*
Undistributed Expenses		0	0	3,580,595	3,921,210	4,151,680	4,310,272	4,439,616	4,572,804	4,723,093	4,851,288
Margin		*0.0%*	*0.0%*	*14.1%*	*13.7%*	*13.4%*	*13.3%*	*13.3%*	*13.3%*	*13.3%*	*13.3%*
Gross Operating Profit		0	0	8,065,566	9,460,065	10,422,381	10,866,134	11,192,082	11,527,845	11,906,576	12,229,891
Margin		*0.0%*	*0.0%*	*31.7%*	*33.2%*	*33.7%*	*33.6%*	*33.6%*	*33.6%*	*33.6%*	*33.6%*
Fixed Expenses		0	0	1,862,544	2,037,487	2,195,568	2,291,368	2,360,109	2,430,912	2,510,776	2,578,954
Margin		*0.0%*	*0.0%*	*7.3%*	*7.1%*	*7.1%*	*7.1%*	*7.1%*	*7.1%*	*7.1%*	*7.1%*
EBITDA		0	0	6,203,022	7,422,577	8,226,813	8,574,766	8,831,974	9,096,933	9,395,801	9,650,936
Margin		*0.0%*	*0.0%*	*24.4%*	*26.0%*	*26.6%*	*26.5%*	*26.5%*	*26.5%*	*26.5%*	*26.5%*
Capital Expenditures Reserve		0	0	263,750	384,770	420,217	435,104	448,157	461,602	476,767	489,713
Net Operating Income		0	0	5,939,272	7,037,808	7,806,596	8,139,662	8,383,817	8,635,331	8,919,034	9,161,223
Margin		*0.0%*	*0.0%*	*23.3%*	*24.7%*	*25.2%*	*25.2%*	*25.2%*	*25.2%*	*25.2%*	*25.2%*

PEARL ST CULINARY STAY PROJECT

PROFORMA

Project Year	0	1	2	3	4	5	6	7	8	9	10
Fiscal Year End	Mar-23	Mar-24	Mar-25	Mar-26	Mar-27	Mar-28	Mar-29	Mar-30	Mar-31	Mar-32	Mar-33
Number of Rooms		0	0	14	14	14	14	14	14	14	14
Available Rooms		0	0	5,110	5,110	5,124	5,110	5,110	5,110	5,124	5,110
Occupied Rooms		0	0	3,543	4,050	4,197	4,198	4,198	4,198	4,209	4,198
Occupancy		0.0%	0.0%	69.3%	79.3%	81.9%	82.1%	82.1%	82.1%	82.1%	82.1%
Average Rate		0.00	0.00	1,462.05	1,505.91	1,551.13	1,597.62	1,645.55	1,694.91	1,745.81	1,798.13
Rev PAR		0.00	0.00	1,013.70	1,193.54	1,270.49	1,312.33	1,351.70	1,392.25	1,434.06	1,477.04
Revenue											
Rooms		0	0	5,180,005	6,099,006	6,510,006	6,706,006	6,907,186	7,114,402	7,348,134	7,547,669
Food & Beverage		0	0	17,531,749	19,185,118	20,947,183	22,021,621	22,682,270	23,362,738	24,130,282	24,785,528
Events		0	0	48,328	56,000	60,884	66,012	67,992	70,032	72,133	74,297
Parking		0	0	84,648	99,666	106,382	109,585	112,873	116,259	120,078	123,339
Retail		0	0	1,282,591	1,509,912	1,614,449	1,662,031	1,711,892	1,763,248	1,821,395	1,870,630
Wellness		0	0	1,344,618	1,582,932	1,692,525	1,742,408	1,794,680	1,848,521	1,909,479	1,961,096
Membership		0	0	0	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0	0	0	0
Revenue		0	0	25,471,939	28,532,633	30,931,429	32,307,663	33,276,892	34,275,199	35,401,502	36,362,559
Departmental Expenses											
Rooms		0	0	1,504,001	1,599,002	1,657,002	1,707,002	1,758,212	1,810,958	1,870,454	1,921,245
Food & Beverage		0	0	11,211,549	12,240,431	13,295,177	13,977,123	14,396,436	14,828,330	15,315,490	15,731,375
Events		0	0	0	0	0	0	0	0	0	0
Parking		0	0	10,388	17,155	20,777	21,917	22,575	23,252	24,016	24,668
Retail		0	0	427,531	503,305	538,151	554,011	570,632	587,751	607,133	623,545
Wellness		0	0	672,309	791,466	846,262	871,204	897,340	924,260	954,740	980,548
Membership		0	0	0	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0	0	0	0
Departmental Expenses		0	0	13,825,778	15,151,359	16,357,368	17,131,257	17,645,194	18,174,550	18,771,833	19,281,380
Margin		*0.0%*	*0.0%*	*54.3%*	*53.1%*	*52.9%*	*53.0%*	*53.0%*	*53.0%*	*53.0%*	*53.0%*
Departmental Profit											
Rooms		0	0	3,676,003	4,500,004	4,853,005	4,999,005	5,148,975	5,303,444	5,477,680	5,626,424
Food & Beverage		0	0	6,320,201	6,944,686	7,652,006	8,044,498	8,285,833	8,534,408	8,814,792	9,054,154
Events		0	0	48,328	56,000	60,884	66,012	67,992	70,032	72,133	74,297
Parking		0	0	74,260	82,511	85,605	87,668	90,298	93,007	96,063	98,671
Retail		0	0	855,060	1,006,607	1,076,298	1,108,019	1,141,260	1,175,498	1,214,262	1,247,085
Wellness		0	0	672,309	791,466	846,262	871,204	897,340	924,260	954,740	980,548
Membership		0	0	0	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0	0	0	0
Departmental Profit		0	0	11,646,161	13,381,275	14,574,061	15,176,406	15,631,698	16,100,649	16,629,670	17,081,178
Margin		*0.0%*	*0.0%*	*45.7%*	*46.9%*	*47.1%*	*47.0%*	*47.0%*	*47.0%*	*47.0%*	*47.0%*
Undistributed Expenses											
General & Administrative		0	0	1,460,864	1,560,538	1,648,526	1,710,443	1,761,792	1,814,645	1,874,276	1,925,157
Credit Card Fees		0	0	668,432	746,654	810,055	846,704	872,105	898,268	927,786	952,973
IT and Systems		0	0	12,753	13,955	15,237	16,019	16,499	16,994	17,552	18,029
Sales & Marketing		0	0	752,601	812,050	851,779	881,736	908,188	935,434	966,180	992,402
Repairs & Maintenance		0	0	515,942	606,195	634,503	656,292	675,981	696,260	719,157	738,662
Utility Expenses		0	0	170,002	181,819	191,581	199,079	205,051	211,203	218,141	224,065
Undistributed Expenses		0	0	3,580,595	3,921,210	4,151,680	4,310,272	4,439,616	4,572,804	4,723,093	4,851,288
Margin		*0.0%*	*0.0%*	*14.1%*	*13.7%*	*13.4%*	*13.3%*	*13.3%*	*13.3%*	*13.3%*	*13.3%*
Gross Operating Profit		0	0	8,065,566	9,460,065	10,422,381	10,866,134	11,192,082	11,527,845	11,906,576	12,229,891
Margin		*0.0%*	*0.0%*	*31.7%*	*33.2%*	*33.7%*	*33.6%*	*33.6%*	*33.6%*	*33.6%*	*33.6%*
Fixed Expenses											
Management Fees		0	0	1,209,564	1,352,247	1,477,149	1,545,095	1,591,447	1,639,191	1,693,044	1,739,018
Insurance		0	0	69,691	73,399	78,160	81,043	83,475	85,979	88,804	91,215
Property and Other Taxes		0	0	583,289	611,842	640,259	665,230	685,187	705,742	728,928	748,722
Other		0	0	0	0	0	0	0	0	0	0
Fixed Expenses		0	0	1,862,544	2,037,487	2,195,568	2,291,368	2,360,109	2,430,912	2,510,776	2,578,954
Margin		*0.0%*	*0.0%*	*7.3%*	*7.1%*	*7.1%*	*7.1%*	*7.1%*	*7.1%*	*7.1%*	*7.1%*
EBITDA		0	0	6,203,022	7,422,577	8,226,813	8,574,766	8,831,974	9,096,933	9,395,801	9,650,936

Margin	*0.0%*	*0.0%*	*24.4%*	*26.0%*	*26.6%*	*26.5%*	*26.5%*	*26.5%*	*26.5%*	*26.5%*
Capital Expenditures Reserve	0	0	263,750	384,770	420,217	435,104	448,157	461,602	476,767	489,713
Net Operating Income	0	0	5,939,272	7,037,808	7,806,596	8,139,662	8,383,817	8,635,331	8,919,034	9,161,223
Margin	*0.0%*	*0.0%*	*23.3%*	*24.7%*	*25.2%*	*25.2%*	*25.2%*	*25.2%*	*25.2%*	*25.2%*

PEARL ST CULINARY STAY PROJECT
TOTAL PROJECT COST

Total Project Cost	$	%	PSF
Acquisition	3,999,751	7.5%	126.75
Hard Costs	27,853,805	52.0%	882.71
Soft Costs	6,805,364	12.7%	215.67
FF&E	7,714,050	14.4%	244.46
OS&E	330,000	0.6%	10.46
Pre-Opening & Working Capital	3,184,090	5.9%	100.91
Financing & Carry Costs	1,280,102	2.4%	40.57
Contingency	2,358,371	4.4%	74.74
Total Project Cost	53,525,533	100.0%	1,696.26

PEARL ST CULINARY STAY PROJECT
TOTAL PROJECT COST

Total Project Cost	$	%	PSF
Acquisition			
Land	3,925,000	7.3%	124.39
Acquisition Fee	-	0.0%	0.00
Closing Costs	74,751	0.1%	2.37
Acquisition	3,999,751	7.5%	126.75
Hard Costs			
Construction Cost	26,550,000	49.6%	841.39
General Conditions	-	0.0%	0.00
Fee	1,125,000	2.1%	35.65
Insurance	178,805	0.3%	5.67
Hard Costs	27,853,805	52.0%	882.71
Soft Costs			
Architect & Engineering	1,421,715	2.7%	45.06
Interior Design	922,336	1.7%	29.23
Permits & Fees	1,720,938	3.2%	54.54
Legal	70,000	0.1%	2.22
Project Management	200,000	0.4%	6.34
Branding & Website	230,375	0.4%	7.30
Overhead	240,000	0.4%	7.61
Development Fee	2,000,000	3.7%	63.38
Soft Costs	6,805,364	12.7%	215.67
FF&E	7,714,050	14.4%	244.46
OS&E	330,000	0.6%	10.46
Pre-Opening & Working Capital	3,184,090	5.9%	100.91
Financing & Carry Costs	1,280,102	2.4%	40.57
Contingency	2,358,371	4.4%	74.74
Total Project Cost	53,525,533	100.0%	1,696.26

PEARL ST CULINARY STAY PROJECT
SPACE PROGRAM & UNIT MIX

Project Area	Total
Rooms	11,830
Reception/Lobby	1,000
Ocean's Provisions	2,315
Japanese Restaurant	1,429
Chef's Counter (3rd Floor)	3,295
Library	1,460
Speakeasy	500
Retail	730
BOH	4,421
Parking	4,575
Total	31,555